SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue eMainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as subsequently amended, as follows:

–	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

–	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

–

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 8 hereof;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Fiscal Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section;

–

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 10 to 12 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section; and

–

Exhibit (h) “Agency Agreement for Global Notes, dated August 26, 2020, among KfW, Citibank N.A., London Branch and Citibank Europe Plc, Frankfurt Branch for U.S. Dollar-Denominated Global Notes, Canadian Dollar-Denominated Global Notes, Euro-Denominated Global Bonds and Global Notes Denominated in Currencies other than U.S. Dollars, Euros or Canadian Dollars” attached hereto is hereby added and the exhibit index is amended accordingly.

This report is intended to be incorporated by reference into KfW’s prospectus dated July 30, 2020 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 5, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1855 (EUR 0.8435 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2020

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2020.

The group’s total assets increased by 9.6%, or EUR 48.7 billion, from EUR 506.0 billion as of December 31, 2019, to EUR 554.7 billion as of September 30, 2020. The group’s operating result before valuation and promotional activities amounted to EUR 1,426 million for the nine months ended September 30, 2020, compared to EUR 1,295 million for the corresponding period in 2019. The main driver for the group’s operating result before valuation and promotional activities during the nine months ended September 30, 2020, was net interest income. The group’s operating result before valuation and promotional activities is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions in an amount of EUR 784 million for the nine months ended September 30, 2020, compared to expenses for risk provisions in an amount of EUR 45 million for the corresponding period in 2019;

•

Negative effects in an amount of EUR 370 million as market values of securities and equity investments decreased in the nine months ended September 30, 2020, compared to positive effects of EUR 128 million for the corresponding period in 2019;

•

Net losses in an amount of EUR 105 million for the nine months ended September 30, 2020, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 9 million for the corresponding period in 2019(1); and

•

Expenses relating to promotional activities in an amount of EUR 71 million for the nine months ended September 30, 2020, compared to expenses in an amount of EUR 101 million for the corresponding period in 2019.

The group’s consolidated result for the nine months ended September 30, 2020, amounted to a profit of EUR 145 million, compared to a profit of EUR 1,245 million for the corresponding period in 2019.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2020, compared to the corresponding period in 2019.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Nine months ended September 30,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	69,514	26,391	163
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	19,478	5,061	285
KfW Capital	773	103	650
Export & Project Finance (KfW IPEX-Bank)	14,820	17,549	-16
Promotion of Developing Countries and Emerging Economies	4,525	3,503	29
of which KfW Entwicklungsbank	3,741	2,634	42
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	784	869	-10
Financial Markets	323	1,018	-68

Total Promotional Business Volume (1)(2)	109,057	53,535	104

(1)

Total promotional business volume for the nine months ended September 30, 2020 has been adjusted for commitments of EUR 375 million, compared to EUR 90 million for the corresponding period in 2019, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period. In the second quarter of 2019, the statistical reporting for the global funding facilities has been changed from volume of funds committed to actual amounts disbursed.

KfW’s total promotional business volume for the nine months ended September 30, 2020 amounted to EUR 109.1 billion, compared to EUR 53.5 billion for the corresponding period in 2019. Commitments in KfW’s domestic business sectors SME Bank & Private Clients and Customized Finance & Public Clients were the key drivers of this increase.

Commitments in the SME Bank & Private Clients business sector for the nine months ended September 30, 2020 amounted to EUR 69.5 billion, compared to EUR 26.4 billion for the corresponding period in 2019. This significant increase was attributable to higher commitments in SME Bank, mainly under the new KfW Special Program 2020, which was introduced as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany. Commitments in SME Bank under the new KfW Special Program 2020 amounted to EUR 32.2 billion for the nine months ended September 30, 2020. Commitments in Private Clients under KfW’s Energy-efficient Construction and Refurbishment program amounted to EUR 19.5 billion for the nine months ended September 30, 2020 compared to EUR 8.7 billion for the corresponding period in 2019.

Commitments in the business sector Customized Finance & Public Clients increased to EUR 19.5 billion for the nine months ended September 30, 2020, compared to EUR 5.1 billion for the corresponding period in 2019. This significant increase was primarily driven by commitments relating to “Direct Participation for Syndicate Financing” under the new KfW Special Program 2020. For the nine months ended September 30, 2020, commitments relating to the Customized Finance and Public Clients business sector under the Direct Participation for Syndicate Financing amounted to EUR 11.7 billion. Furthermore, commitments under global funding facilities to Landesförderinstitute increased significantly for the nine months ended September 30, 2020 to EUR 2.2 billion, compared to EUR 1.0 billion for the corresponding period in 2019.

Commitments in the KfW Capital business sector increased to EUR 773 million for the nine months ended September 30, 2020, compared to EUR 103 million for the corresponding period in 2019. In addition to commitments of EUR 172 million via the ERP Venture Capital Fund investment program, commitments in the KfW Capital business sector primarily reflected a fiduciary commitment of EUR 599 million by KfW Capital together with the European Investment Fund made under the Corona Matching Facility, which is a part of the

Federal Government’s COVID-19 support package for start-ups and small enterprises. Funding through the Corona Matching Facility, which is guaranteed by the Federal Government, is refinanced by KfW.

Commitments in KfW’s Export & Project Finance business sector for the nine months ended September 30, 2020, amounted to EUR 14.8 billion, compared to EUR 17.5 billion for the corresponding period in 2019. The decrease was mainly due to significantly lower commitments made by KfW IPEX-Bank under the Commercial Interest Reference Rate (CIRR) scheme for ship financing.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies business sector increased to EUR 4.5 billion for the nine months ended September 30, 2020, compared to EUR 3.5 billion for the corresponding period in 2019. This increase was driven by higher commitments of KfW Entwicklungsbank, which were only partially offset by lower private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH. The increase in KfW Entwicklungsbank’s commitment was mainly due to the increased contribution made to the Federal Ministry for Economic Cooperation and Development’s Emergency COVID-19 Support Program which is aimed at developing countries.

Commitments in KfW’s Financial Markets business sector decreased to EUR 323 million for the nine months ended September 30, 2020, compared to EUR 1,018 million for the corresponding period in 2019. This decrease was attributable to the expiration of KfW’s capital markets-based promotional activities for SMEs as of December 31, 2019. Commitments in an amount of EUR 323 million were made under KfW’s green bond portfolio, compared to EUR 177 million for the corresponding period in 2019.

Sources of Funds

For the ten months ended October 31, 2020, the volume of funding raised by KfW in the capital markets to refinance its promotional business totaled EUR 63.1 billion, of which 63% was raised in euro, 25% in U.S. dollar and the remainder in 12 other currencies. With respect to refinancing its funding requirements resulting from the KfW Special Loan Program, KfW, as previously disclosed, since July 1, 2020 has had access to a new source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing through the WSF as of October 31, 2020 totaled EUR 34.1 billion.

Capitalization and Indebtedness of KfW Group as of September 30, 2020

(EUR in millions)
Borrowings
Short-term funds	53,496
Bonds and other fixed-income securities	392,449
Other borrowings	60,713

Total borrowings	506,659
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	18,888
Fund for general banking risks	600
Revaluation reserve	-1,064
Total equity	31,361

Total capitalization	538,020

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2020, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of September 30, 2020, is not necessarily indicative of its capitalization to be recorded as of December 31, 2020.

The slight decrease of EUR 1 million in total equity, which amounted to EUR 31,361 million as of September 30, 2020, compared to EUR 31,362 million as of December 31, 2019, reflected

(i)	KfW Group’s consolidated profit of EUR 145 million for the nine months ended September 30, 2020, and

(ii)	an decrease of EUR 146 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022.

Based on the results for the nine months ended September 30, 2020, KfW’s total capital ratio amounted to 24.0% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 23.8%, in each case as of September 30, 2020 (not taking into account the interim profit of the year to date of 2020 according to Article 26(2) CRR). The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to December 31, 2019, when both ratios amounted to 21.3%, was mainly due to the first-time application of the new regulatory authority-compliant evaluation system for credit risk.

Other Recent Developments

Impact of the Ongoing COVID-19 Pandemic

KfW Special Program 2020. In light of the current infection dynamics and the continuing tense economic situation in the wake of the COVID-19 pandemic, the German Federal Government has decided to extend the KfW Special Program 2020, including the KfW Instant Loan 2020 (KfW-Schnellkredit 2020), until June 30, 2021 in order to continue to provide companies with a reliable supply of liquidity. Once the European Commission has approved the extension of the existing national state aid regulations, it will be possible to grant the relevant support also in 2021.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2019	0.3	0.7
4th quarter 2019	0.0	0.4
1st quarter 2020	-1.9	-2.1
2nd quarter 2020	-9.8	-11.3
3rd quarter 2020	8.2	-4.3

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the third quarter of 2020, Germany’s gross domestic product (“GDP”) rose by 8.2% compared to the second quarter of 2020 after price, seasonal and calendar adjustments, due to higher final consumption expenditure of households, higher capital formation in machinery and equipment and a significant increase in exports. The German economy thus registered a marked increase in GDP after a historic decline in the second quarter of 2020 due to the COVID-19 pandemic. However, when compared to the fourth quarter of 2019, the quarter before the outbreak of the COVID-19 pandemic, GDP was 4.2% lower in the third quarter of 2020.

In a year-on-year comparison, in-price and calendar-adjusted terms, GDP dropped by 4.3% compared to the third quarter of 2019.

Source: Federal Statistical Office, Gross domestic product in the 3rd quarter of 2020 up 8.2% on the previous quarter, press release of October 30, 2020 (https://www.destatis.de/EN/Press/2020/10/PE20_432_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2

In September 2020, the inflation rate in Germany was -0.2% compared to September 2019. This was the second time this year that the inflation rate, when compared to the same month in the prior year, fell below zero (July 2020: -0.1%). This was the most significant decline in the monthly inflation rate since January 2015 (-0.3%). One of the reasons for the negative inflation rate continues to be the temporary reduction in the value added tax, which was implemented on July 1, 2020, as a part of the Federal Government’s stimulus package in response to the COVID-19 pandemic. Since then, the lower value added tax has contributed to a downward pressure on consumer prices compared with the prior-year periods.

Prices of goods (total) fell 1.7% from September 2019 to September 2020, mainly due to price decreases for energy products (-7.1%), which further accelerated as compared to August 2020 (-6.3%). On a year-on-year comparison, prices of heating oil (-39.6%) and motor fuels (-11.4%) declined significantly. Excluding energy product prices, the inflation rate would have been +0.6% in September 2020. Food prices, however, rose by 0.6% in September 2020 compared to September 2019, with prices increasing especially for fruit (+4.3%) and for meat and meat products (+4.1%), while vegetable prices declined (-5.2%). Marked price rises were also observed for tobacco products (+5.7%), while prices for some consumer durables such as telephones (-6.1%), consumer electronics (-4.4%), information processing equipment (-3.7%) and clothing (-2.8%) decreased in September 2020 compared to September 2019.

Prices of services (total) increased by 1.0% in September 2020 compared to September 2019, especially due to an increase in net rents exclusive of heating expenses (+1.4%). Despite the reduction in value added tax, higher prices were paid for hairdresser services and other services for personal care (+4.8%) and for visits to restaurants, cafés and the like (+2.1%). Higher price increases were recorded, among other things, for financial services (+5.2%) and services in relation to social facilities (+5.6%), especially home care services (+6.8%). In contrast, prices of long-distance transport tickets fell markedly (-17.6%). This was largely due to the reduction of value-added tax on long-distance rail tickets from 19% to 7% in the beginning of 2020, and to a lesser degree due to the temporary decrease in the applicable tax rate from 7% to 5%.

Compared to August 2020, the consumer price index decreased by 0.2% in September 2020. Due to seasonal factors, at the end of the summer holidays, prices decreased for overnight stays (-1.6%), but energy product prices also declined by 0.7% with consumers paying less especially for heating oil (-6.9%). The prices of goods (total) in September 2020 went down slightly (-0.3%) compared with August 2020.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of -0.2% in September 2020, press release of October 13, 2020 (https://www.destatis.de/EN/Press/2020/10/PE20_402_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2019	3.0	3.1
October 2019	3.0	3.1
November 2019	3.1	3.2
December 2019	3.1	3.3
January 2020	3.3	3.4
February 2020	3.4	3.6
March 2020	3.8	3.8
April 2020	4.3	4.0
May 2020	4.4	4.2
June 2020	4.5	4.4
July 2020	4.5	4.5
August 2020	4.6	4.5
September 2020	4.4	4.5

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to September 2019, the number of employed persons in September 2020 decreased by approximately 585,000 or 1.3%. Compared to August 2020, the number of employed persons in September 2020 decreased slightly by 13,000, or 0.0%, after adjustment for seasonal fluctuations. Compared to February 2020, the month before the COVID-19 pandemic broke out in Germany, the number of employed persons in September 2020 decreased by 633,000, or 1.4%, after adjustments for seasonal fluctuations.

In September 2020, the number of unemployed persons increased by 635,000, or 48.1%, compared to September 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2020 was 2.00 million, representing an increase of 0.5% compared to August 2020.

It should be noted that according to the employment account and labour force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, September 2020: employment slightly down on the previous month, press release of October 29, 2020 (https://www.destatis.de/EN/Press/2020/10/PE20_427_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&
language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – August 2020	January – August 2019
Trade in goods, including supplementary trade items	116.7	148.1
Services	-3.2	-16.0
Primary income	55.7	52.7
Secondary income	-29.9	-31.7

Current account	139.2	153.0

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, Exports in August 2020: +2.4% on July 2020, press release of October 8, 2020 (https://www.destatis.de/EN/Press/2020/10/PE20_392_51.html).

Fiscal Outlook

The following table presents the Federal Government’s projection for the general government deficit/surplus and general government gross debt as a percentage of GDP for the previous year and the five-year projection horizon until 2024 as set forth in the German draft budgetary plan 2021 published by the Federal Ministry of Finance in October 2020, which takes into account the countermeasures adopted by the Federal Government in response to the COVID-19 pandemic.

GENERAL GOVERNMENT BUDGETARY PROSPECTS(1)

	2024	2023	2022	2021	2020	2019 (2)
	(% of GDP)
General government deficit (-) / surplus (+)	- 1⁄4	- 3⁄4	- 2	- 4 1⁄4	- 6 1⁄4	1.5
General government gross debt	67 1⁄2	69	70	70 1⁄4	71	59.6

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Statistical status: September 30, 2020.

Source: Bundesministerium der Finanzen, Deutsche Haushaltsplanung 2021, October 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/2020-10-15-
Deutsche-Haushaltsplanung-2021.pdf?__blob=publicationFile&v=15).

Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

Across Europe there has been a considerable increase in COVID-19 infections since the summer of 2020 and the current situation represents a major threat to public health. In most countries, COVID-19 case notification rates have increased in certain regions, with extremely high levels in some areas. Moreover, in addition to the substantial increases seen in most countries among younger age groups, COVID-19 case notification rates have also increased in older age groups. Reported test positivity, i.e., the number of confirmed cases divided by the number of tests conducted per week, has been steadily increasing across Europe since August 2020 and has shown a marked escalation in recent weeks, pointing to a real increase in rates of viral transmission, rather than just a rise in reported cases attributable to increased testing. Vulnerability to infection remains high, as available data from seroprevalence-related studies indicate that the level of immunity in the population is less than 15% in most areas within Europe. According to the European Centre for Disease Prevention and Control, the current epidemiological situation in most European countries is of serious concern as it poses an increasing risk of transmission, requiring immediate, targeted public health action.

In light of the dynamic development of COVID-19 infections in Germany since the end of September 2020, on October 28, 2020, the Federal Government and the 16 German federal states (Länder) decided to implement targeted, temporary measures until the end of November 2020, aimed at containing the COVID-19 pandemic and avoiding the overburdening of the health system. These measures, which are to be assessed and may be adjusted in mid-November 2020, include, among other things, mandatory contact restrictions in public, closure of recreational institutions and establishments, businesses in the catering trade and certain businesses providing services in the area of personal hygiene, and the prohibition of entertainment events.

Sources: European Centre for Disease Prevention and Control, Rapid risk assessment: Increased transmission of COVID-19 in the EU/EEA and the UK – thirteenth update, October 23, 2020 (https://www.ecdc.europa.eu/en/publications-data/covid-19-risk-assessment-increased-transmission-thirteenth-update); European Centre for Disease Prevention and Control, COVID-19 Country Overviews, Week 43, 2020, accessed on November 3, 2020 (https://covid19-country-overviews.ecdc.europa.eu/); Bundesregierung, Die aktuellen Fallzahlen in Deutschland und weltweit, accessed on October 29, 2020 (https://www.bundesregierung.de/breg-de/themen/coronavirus/fallzahlen-coronavirus-1738210); Die Bundesregierung, Videokonferenz der Bundeskanzlerin mit den Regierungschefinnen und Regierungschefs der Länder am 28. Oktober 2020, press release of October 28, 2020 (https://www.bundesregierung.de/breg-de/themen/buerokratieabbau/videokonferenz-der-bundeskanzlerin-mit-den-regierungschefinnen-und-
regierungschefs-der-laender-am-28-oktober-2020-1805248).

EU Response to the COVID-19 Pandemic

On October 7, 2020, the European Commission announced plans to issue up to EUR 100 billion of bonds to fund the EU’s instrument for temporary Support to Mitigate Unemployment Risks in an Emergency (SURE), as social bonds. This announcement followed approval by the Council of the EU (the “Council”) at the end of September 2020 to grant financial support to 16 Member States of the European Union in a total amount of EUR 87.8 billion under the SURE instrument to help protect jobs and keep people in employment. The funds raised through the issuance of these bonds will be transferred to the beneficiary Member States in the form of loans to help them cover the costs directly related to the financing of national short-time work schemes and similar measures in response to the COVID-19 pandemic. On October 21, 2020, the European Commission announced the issuance of a EUR 17 billion inaugural social bond and, at the end of October 2020, disbursed the proceeds to Italy, Spain and Poland in the first instalment of financial support to Member States under the SURE instrument.

On October 13, 2020, the Council adopted a recommendation on a coordinated approach to restrictions on free movement in response to the COVID-19 pandemic. This recommendation, which aims to avoid fragmentation and disruption, and to increase transparency and predictability for citizens and businesses, is based on common criteria and mapping applied to data on the number of cases, testing and test positivity communicated to the European Center for Disease Prevention and Control by the Member States on a weekly basis. This information is to serve as a basis for any restrictions on free movement (including requirements related to quarantine and testing after travel) imposed by Member States. Member States intending to implement such restrictions should inform the affected Member State, prior to the entry into force of such restrictions, as well as the other Member States and the European Commission. Clear, comprehensive and timely information to the public about any restrictions and related requirements should also be provided.

Also on October 13, 2020, the European Commission decided to extend the duration and scope of the State Aid Temporary Framework (“Temporary Framework”) adopted on March 19, 2020 to support the economy in the context of the COVID-19 pandemic. All provisions of the Temporary Framework were extended until June 30, 2021, and the provisions relating to recapitalization support are extended until September 30, 2021.

Sources: European Commission, Daily News 28 / 09 / 2020 (https://ec.europa.eu/commission/presscorner/detail/en/mex_20_1761#2); European Commission, European Commission to issue EU SURE bonds of up to €100 billion as social bonds, press release of October 7, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_1808); European Commission, European Commission issues first emission of EU SURE social bonds, press release of October 21, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_1954); European Commission, Commission disburses €17 billion under SURE to Italy, Spain and Poland, press release of October 27, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_1990); Council of the EU, COVID-19: Council adopts a recommendation to coordinate measures affecting free movement, press release of October 13, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/10/13/covid-19-council-adopts-a-recommendation-to-coordinate-measures-affecting-
free-movement/); European Centre for Disease Prevention and Control, Maps in support of the Council Recommendation on a coordinated approach to the restriction of free movement in response to the COVID-19 pandemic in the EU/EEA and the UK, accessed on October 18, 2020 (https://www.ecdc.europa.eu/en/covid-19/situation-updates/weekly-maps-coordinated-restriction-free-movement); European Commission, State aid: Commission prolongs and expands Temporary Framework to further support companies facing significant turnover losses, press release of October 13, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_1872).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

To support businesses in Germany that were temporarily closed as a result of the government measures described above under “— General Considerations Relating to the COVID-19 Pandemic,” the Federal Government has proposed to extend extraordinary economic support in an amount of up to EUR 10 billion, which is intended to take the form of a one-off lump sum cost reimbursement. In addition, the KfW Instant Loan Program will be expanded to self-employed and businesses with up to ten employees and certain bridging support measures, already in place, will be extended.

On September 23, 2020, the Federal Government adopted the draft national budget for 2021 and the financial plan for the period up to 2024 with the goal of continuing and financing the measures adopted under its economic recovery and future package to mitigate the immediate consequences of the COVID-19 pandemic, underpin prosperity, protect jobs and ensure sustainable economic growth. For 2020, the Federal Government in its interim projection as of September 1, 2020, anticipates GDP to decline by 5.8%, returning to growth of 4.4% in 2021.

The draft national budget for 2021 has a total budget of EUR 413.4 billion, which is almost 19% less than the 2020 budget, but EUR 43 billion more than originally envisaged, reflecting the ongoing impact of the COVID-19 pandemic. Accordingly, in fiscal year 2021 the German government is expected to borrow a total of EUR 96.2 billion, which is a significant reduction compared to the net lending of EUR 217.8 billion in fiscal year 2020, but would still significantly exceed the threshold under the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)). Exceeding the threshold under the “debt brake” is permissible only if a majority of the members of the German Bundestag confirm that the country is facing an extraordinary emergency situation. The draft national budget and financial plan, which were introduced in the German Bundestag at the end of September 2020, are pending approval by the German Bundestag and the German Bundesrat.

Sources: Bundesministerium der Finanzen, Neue Corona-Hilfe: Stark durch die Krise, press release of October 29, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/10/2020-10-29-PM-neue-corona-hilfe-stark-durch-
die-krise.html); The Federal Government, FAQs on the national budget 2021, Investing to address the consequences of the pandemic, accessed on October 11, 2020 (https://www.bundesregierung.de/breg-en/federal-government/cabinet-budget-2021-1790544); Bundesregierung, Scholz zum Bundeshaushalt 2021 “Nicht zu handeln wäre teurer”, September 29, 2020 (https://www.bundesregierung.de/breg-de/bundesregierung/bundeskanzleramt/kabinett-bundeshaushalt-2021-1790220); Bundesfinanzministerium, Mit verantwortungsvoller Haushaltspolitik entschlossen aus der Krise, Bundeshaushalt 2021 und Finanzplan bis 2024, press release of September 23, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2020/09/2020-09-23-PM-Bundeshaushalt-2021-Finanzplan-
bis-2024-beschlossen.html); Bundesministerium der Finanzen, Bundeshaushalt 2021 und Finanzplan bis 2024 – parlamentarische Beratungen beginnen, October 2, 2020 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Bundeshaushalt/2020-09-23-bundeshaushalt-
2021-und-finanzplan-bis-2024.html); Federal Ministry of Economic Affairs and Energy, German government interim projection forecasts clear recovery after historic slump, press release of September 1, 2020 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2020/09/20200901-german-government-interim-projection-forecasts-clear-recovery-after-historic-slump.html).

European Union and Political Integration

On October 15, 2020, the European Council recalled that the transition period provided for under the withdrawal agreement between the United Kingdom and the EU will end on December 31, 2020 and noted with concern that progress on the key issues of interest to the EU have still not being sufficiently addressed for an agreement to be reached. While the European Council reaffirmed the EU’s determination to have as close as possible a partnership with the United Kingdom, it also called upon Member States, EU institutions and all stakeholders to step-up their work on preparedness and readiness at all levels and for all outcomes, including that of no-agreement, and invited the European Commission, in particular, to give timely consideration to unilateral and time-limited contingency measures that are in the EU’s interest.

Source: European Council, European Council conclusions on EU-UK relations, press release of October 15, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/10/15/european-council-conclusions-on-eu-uk-relations-15-october-2020/).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ TIM ARMBRUSTER
Name: Tim Armbruster
Title: Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER
Name: Jürgen Köstner
Title: Vice President

Date: November 6, 2020

EXHIBIT INDEX

Exhibit	Description

(h)	Agency Agreement for Global Notes, dated August 26, 2020, among KfW, Citibank N.A., London Branch and Citibank Europe Plc, Frankfurt Branch for U.S. Dollar-Denominated Global Notes, Canadian Dollar-Denominated Global Notes, Euro-Denominated Global Bonds and Global Notes Denominated in Currencies other than U.S. Dollars, Euros or Canadian Dollars.